April 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert Sasha Parikh Lynn Dicker Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 5 to Registration Statement on Form S-1 Filed February 11, 2022 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1, filed with the Commission on February 11, 2022 (the “Amendment No. 5”), as set forth in your letter dated March 3, 2022 addressed to Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting to the Commission via EDGAR Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”), which includes changes that reflect responses to the Staff’s comments, and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 5, and page references in the Company’s responses refer to Amendment No. 6.

Amendment No. 5 to Form S-1 Filed February 11, 2022

Cover Page

1.

We note your response to prior comment 1. If true, please revise to also disclose that the contractual arrangements that you have with the Chinese operating company, Yubo International Biotech (Beijing) Limited, have not been tested in court. Additionally, acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale. Further, we note your disclosure in the fifth paragraph that potential investors are “not purchasing, and may never directly hold, any equity interests in” the Chinese operating company, Yubo International Biotech (Beijing) Limited. If true, revise to remove any implication that investors, either directly or indirectly, are purchasing, or may hold through their participation in this offering, any equity interest in the Chinese operating company, Yubo International Biotech (Beijing) Limited.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■ Los Angeles, CA 90067 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

April 20, 2022

Response to Comment No. 1:

The Company refers the Staff to the current disclosure in the middle of the sixth paragraph on the prospectus cover page: “Our contractual arrangements with Yubo Beijing have not been tested in a court of law.”

The Company also refers the Staff to the current disclosure beginning from the middle of the sixth paragraph on the prospectus cover page: “If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Yubo Beijing or forfeit our rights under the contractual arrangements. We and investors in our Class A common stock face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Yubo Beijing and, consequently, significantly affect our financial condition and results of operations. If we are unable to claim our right to control the assets of Yubo Beijing, our Class A common stock may decline in value or become worthless.” The Company believes the current disclosure adequately addresses the Staff’s comment with respect to the acknowledgment that Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in the Company’s operations and/or a material change in the value of the securities being offered by the Company.

The Company has further revised the disclosure on the prospectus cover page, pages 1 and 36 to clearly state that investors are not purchasing, and may never hold, any equity interests, directly or indirectly, in Yubo Beijing through participation in this offering in response to the Staff’s comments.

2.

We note your response to prior comment 3. Please expand to clarify, if true, that the holding companies do not conduct operations. Additionally, we further note you at times use the terms “Yubo” and “Yubo Beijing” to identify Yubo International Biotech (Beijing) Limited. Referring to the Chinese operating company with which you have contractual arrangements as “Yubo” does not clearly identify to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please revise throughout your registration statement to refer to Yubo International Biotech (Beijing) Limited as “Yubo Beijing,” or something similar that is unlikely to be confused with the holding company in which investors are purchasing an interest.

Response to Comment No. 2:

The Company has added disclosure on the prospectus cover page and pages 1, 36, and 54 that the holding companies do not conduct any day-to-day business operations in China in response to the Staff’s comments.

The Company has also revised throughout the Amendment No. 6 to refer to Yubo International Biotech (Beijing) Limited as “Yubo Beijing” in response to the Staff’s comments.

U.S. Securities and Exchange Commission

April 20, 2022

Prospectus Summary, page 1

3.

We note from your response to prior comment 8 and disclosure on page F-7 that Yubo Chengdu entered into contractual agreements with Yubo Beijing on September 11, 2020. Please provide condensed consolidating schedules showing columns for the WFOE, VIE, and parent (when applicable) from this date forward through the most recent balance sheet date, in order to provide investors with an understanding for how the VIE transacts with the WFOE and how the WFOE transacts with the parent (for applicable periods).

Response to Comment No. 3:

The Company has added an Exhibit 99.2 to Amendment No. 6 to include (i) unaudited condensed consolidating balance sheets for the Company, its subsidiaries, and Yubo Beijing as of December 31, 2020 and 2021, and (ii) unaudited condensed consolidating statements of operations for such entities for the years ended December 31, 2020 and 2021. The Company has also added a cross-reference in the Prospectus Summary on page 1 to such condensed consolidated financial information to facilitate an investor’s understanding of the transactions between the entities.

The Company respectfully advises the Staff that there were no intercompany revenues or expenses and no intercompany payables or receivables between Yubo Beijing and the WFOE under the Company’s contractual arrangements with Yubo Beijing for the years ended December 31, 2020 and 2021.

4.

We note the revisions you made in response to prior comment 5 and we reissue the comment in part. Please expand to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals from any such entity and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment No. 4:

The Company respectfully advises the Staff that according to the currently effective PRC laws, regulations and rules as of the date of this letter, the Company and its PRC subsidiaries, as well as Yubo Beijing, are not subject to permission requirements from the CSRC, the CAC or other governmental agency that is required for this offering, including with respect to the Company’s operation through Yubo Beijing, and the Company has accordingly added such disclosure on the prospectus cover page.

U.S. Securities and Exchange Commission

April 20, 2022

In addition, based upon the recent regulatory developments in China, the Company has further revised disclosure regarding the permission requirements from the CSRC, the CAC, and other regulatory authorities on pages 3 and 4, as well as the risk factors titled “Yubo Beijing’s business might be subject to various evolving PRC laws and regulations regarding cybersecurity, data privacy, and data security. Failure of cybersecurity, data privacy, and data security compliance could subject Yubo Beijing to penalties, damage its reputation and brand, and harm its business and results of operations” and “The approval of the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if so required, we cannot predict whether or for how long Yubo Beijing will be able to obtain such approval. Any failure to obtain or delay in obtaining such approval for this offering would subject Yubo Beijing to sanctions imposed by the CSRC or other PRC government authorities” on pages 10 and 17, respectively, in response to the Staff’s comments. The Company believes such further revised disclosure adequately addresses the Staff’s comments with respect to describing the consequences if the Company, its subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the Company is required to obtain such permissions or approvals in the future.

5.	We note your response to prior comment 9. Please disclose in the Prospectus Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response to Comment No. 5:

The Company has added the disclosure on page 3 that its auditor was not included in the determinations announced by the PCAOB on December 16, 2021 in response to the Staff’s comment.

Results of Operations

Results of Operations for the Three Months Ended September 30, 2021 and for the Nine Months Ended September 30, 2021

Sales, Cost of Goods Sold and Gross Profit, page 55

6.

We noted your response to our prior comment 15. Please include disclosure similar to that provided in your response that explains the significant decrease in oral liquid health products in the quarter ended September 30, 2021 compared to the first two quarters in 2021.

Response to Comment No. 6: The Company has added the requested disclosure on page 55 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation, page F-8

7.

Please disclose the fee to which the WFOE is entitled under the Exclusive Technology Consulting Agreement, and explain to us how the contractual agreements with Yubo Beijing provide you with the right to receive benefits that are potentially significant to Yubo Beijing.

U.S. Securities and Exchange Commission

April 20, 2022

Response to Comment No. 7:

The Company has added the following additional disclosure to the summary of the “Exclusive Consulting Services Agreement” on page 1 in response to the Staff’s comments:

“The Exclusive Consulting Services Agreement was amended in March 2022 for the sole purpose of clarifying the fee structure under such agreement. Pursuant to the amendment, Yubo Beijing agreed to compensate the WFOE for its services on an annual basis. Under the amendment, the WFOE is entitled to receive 90% of the after-tax profit from Yubo Beijing annually following the closing of Yubo Beijing’s annual accounts. In light of such arrangement, the WFOE is considered a primary beneficiary of benefits that are otherwise potentially significant to Yubo Beijing. The amendment did not change the contractual relationships that we have with Yubo Beijing.”

The Company further respectfully advises the Staff that since Yubo Beijing has not generated any after-tax profit to date, Yubo Beijing has not paid any fee to the WFOE to date, and accordingly added such disclosure on page 1.

_________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 6 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP